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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Schedule TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

YOUNG BROADCASTING INC.
(Name of Subject Company (issuer) and Filing Person (offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

987434 10 7
(CUSIP Number of Class of Underlying Securities)

Vincent J. Young
Chairman
Young Broadcasting Inc.
599 Lexington Avenue
New York, New York 10022
(212) 754-7070
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
 Kenneth Rosenblum, Esq.
Joseph Schmitt, Esq.
Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, New York 10020
(212) 768-6700

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$2,113,827	$226.18

(1)
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase an aggregate of 949,776 shares of common stock of Young Broadcasting Inc. having an aggregate value of $2,113,827 will be tendered pursuant to this offer. The aggregate value of such options was based on upon the good faith determination of the Registrant's Compensation Committee, in consultation with an independent compensation consultant, of the relative value of such options and the restricted shares being offered in exchange therefor at the time the determination was made. In determining these relative values, the Compensation Committee and the independent consultant utilized the Black-Scholes valuation model and considered such other information as they deemed relevant.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount Previously Paid: Not applicable
  Form or Registration No.:   Not applicable
  Filing party:   Not applicable
  Date filed:   Not applicable

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12.    Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(9)	Memorandum from the Company to Eligible Employees dated December 22, 2005

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

YOUNG BROADCASTING INC.
By:	/s/ James A. Morgan James A. Morgan Executive Vice President

Date: December 22, 2005

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Index to Exhibits

(a)(1)	Offering Statement dated November 30, 2005*
(a)(2)	Form of Personal Election Form, Including Statement of Employee Stock Option Holdings*
(a)(3)	Form of Withdrawal Form*
(a)(4)	Instructions to Participate in Offer*
(a)(5)	Memorandum from the Company to Eligible Employees*
(a)(6)	The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 filed with the Securities and Exchange Commission on March 16, 2005 (incorporated by reference)
(a)(7)	The Company's Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2005 filed with the Securities and Exchange Commission on November 9, 2005 (incorporated by reference)
(a)(8)	Press Release dated November 30, 2005*
(a)(9)	Memorandum from the Company to Eligible Employees dated December 22, 2005
(b)	Not applicable
(d)(1)
Young Broadcasting Inc. 2004 Equity Incentive Plan, included as Annex B to the Company's definitive proxy statement for its Annual Meeting of Stockholders held on May 4, 2004 (Annex B is incorporated herein by reference)
(d)(2)	Form of Restricted Shares Agreement*
(d)(3)	Exchange Agreement between the Company and Vincent Young*
(d)(4)	Exchange Agreement between the Company and Deborah McDermott*
(d)(5)	Exchange Agreement between the Company and James A. Morgan*
(g)	Not applicable
(h)	Not applicable

*    Previously filed

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SIGNATURE
Index to Exhibits